Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On January 22 2009, a Special Meeting of Shareholders for ING Financial Services Fund, a series of ING Equity Trust, was held at which the shareholders were asked to approve an Agreement and Plan of Reorganization ("Reorganization Agreement") by and between ING Financial Services Fund and ING Growth and Income Fund, providing for the reorganization of ING Financial Services Fund with and into ING Growth and Income Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Financial Services Fund	1	5,505,067.728	439,239.148	374,043.940	6,318,350.816

On January 22 2009, a Special Meeting of Shareholders for ING Fundamental Research Fund, a series of ING Equity Trust, was held at which the shareholders were asked to approve an Agreement and Plan of Reorganization ("Reorganization Agreement") by and between ING Fundamental Research Fund and ING Growth and Income Fund, providing for the reorganization of ING Fundamental Research Fund with and into ING Growth and Income Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Fundamental Research Fund	1	1,190,226.067	30,561.954	73,727.672	1,294,515.693

On April 3, 2009, a Special Meeting of Shareholders for ING Growth Opportunities Fund, a series of ING Equity Trust, was held at which the shareholders were asked to approve a new Sub-Advisory Agreement between ING Investments, LLC, the Fund's investment adviser, and ING Investment Management Co. ("ING IM"), under which ING IM would become the sub-adviser to the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Growth Opportunities Fund	1	2,569,452.214	86,701.931	586,975.256	3,243,129.401